Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September, 2009	Commission File Number: 1-15142

NORTH AMERICAN PALLADIUM LTD.

(Name of Registrant)

130 Adelaide Street West

Suite 2116

Toronto, Ontario

Canada  M5H 3P5

(Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐  Assigned  File No.                     No  ☒

If “Yes” is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).

This report on Form 6-K is specifically incorporated by reference into North American Palladium’s registration statement on Form S-8 (File No. 333-13766), and North American Palladium’s registration statements on Form F-10 (File Nos. 333-133668; 333-134764; 333-136317; 333-137822; 333-139137; 333-140478; 333-141902; 333-143528; 333-145210; 333-146513; 333-147126; and 333-158082).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN PALLADIUM LTD.

Date:	September 21, 2009	By:	/s/ Trent Mell

Trent C. A. Mell
Vice President, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Consent of Scott Wilson Roscoe Postle Associates Inc.
99.2	Consent of Deborah A. McCombe
99.3	Consent of Ian T. Blakley
99.4	Consent of Richard E. Routeledge
99.5	Consent of Jason J. Cox
99.6	Consent of Fred.H. Brown
99.7	Consent of Laila Sedore (Potvin)
99.8	Consent of Des Cullen
99.9	Consent of Genivar LP
99.10	Consent of Tyson C. Birkett
99.11	Consent of Josee Couture
99.12	Consent of Christian Bezy
99.13	Consent of InnovExplo Inc.
99.14	Consent of Carl Pelletier